SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.     4      )*
                                        ------------

                           Integrated Health Services
             -----------------------------------------------------
                                (Name of Issuer)

                         Common Stock = $.001 par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   45812C106
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   45812C106               13G                      Page 2 of 4 Pages
         ---------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Crabbe Huson Group, Inc.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Oregon
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               1,179,900
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         1,179,900

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,179,900
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.31%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 3 of 4 Pages


Item 1.     (a)   Name of Issuer:
                    Integrated Health Services, a Delaware Corporation

            (b)   Address of Issuer's Principal Executive Offices:
                    10065 Red Run Blvd., Owings Mills, MD 21117

Item 2.     (a)   Name of Person Filing:
                    The Crabbe Huson Group, Inc.

            (b)   Address of Principal Business Office:
                    121 SW Morrison, Suite 1400, Portland, OR 97204

            (c)   Citizenship:
                    Oregon

            (d)   Title of Class of Securities:
                    Common Stock, par value $.001 per share

            (e)   CUSIP Number:
                    45812C106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [X]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

                                                               Page 4 of 4 Pages



Item 4.     Ownership.
                         (a)  &  (b)  The  aggregate   number  of  shares  owned
beneficially by the reporting person is 1,179,900, representing 4.31% of the outstanding common shares.

                         (c)  The  aggregate  number  of  shares  of the  Issuer
beneficially owned by each reporting person is set forth below:

The Crabbe Huson Group, Inc. does not directly own any shares of the Issuer. It shares voting and dispositive power with respect to the 1,179,900 shares owned by approximately 26 of its clients.

Item 5.  Ownership  of Five Percent or Less of a Class.

                         This  statement  is being filed to report the fact that
as of the date hereof the rporting person has ceased to be the beneficial owner of more than 5% of the class of securities.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.
                         N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                         N/A

Item 8.     Identification and Classification of Members of the Group.
                         The  Crabbe  Huson  Group,  Inc.  disclaims  beneficial
ownership of all shares owned by each of its clients and alsodisclaims that a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 has been or will be formed.

Item 9.     Notice of Dissolution of Group.
                         N/A

Item 10.    Certification.
                         By  signing  below I  certify  that,  to the best of my
knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  2/10/98
     ------------------

The Crabbe Huson Group, Inc.

By:  /s/James E. Crabbe
     ------------------
     James E. Crabbe
     President